Rich Goudis	Chief Financial Officer
Herbalife Ltd.
P.O. Box 309GT. Ugland House, South Church St.
Grand Cayman, Cayman Islands
T 310.203.2422 F 310.203.7793
e-mail: RichG@herbalife.com
November 6, 2008
Tia Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Your Letter Dated October 28, 2008 Regarding
Herbalife Ltd. (File No. 001-32381)’s
Form 10-K for the Fiscal Year Ended December 31, 2007
(“2007 Form 10-K”) (the “Comment Letter”)
Dear Ms. Jenkins:
     Herbalife Ltd. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. The Company appreciates Staff’s comments as well as the opportunity this process provides to improve the content of the Company’s public filings.
     We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither your comments nor changes in disclosure in response to your comments preclude the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing, and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Sates.
     For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with Staff’s comments presented in bold italicized text. In response to the Comment Letter the Company offers the following responses:

1.	Management Discussion and Analysis, page 48 Results of Operations, page 53

We note that you had material increases to product sales for the years ended December 31, 2007 and 2006. Although the results of operations discusses increase in growth in distributors, we are unclear of the extent to which product sales are attributable to increases in prices or to increases in the volume or amount of goods being sold or to the introduction of new products. Tell us how you considered the guidance of Item 303(3)(iii) of Regulation S-K.

Response:

The Company notes the Staff’s comment, and in response thereto, the Company respectfully notes that new product introductions and price changes generally do not, and did not in the reporting period covered by the 2007 Form 10-K, have a meaningful impact on sales growth. Item 303(a)(3)(ii) of Regulation S-K requires disclosure of these matters only to the extent increases in net sales are attributable thereto. As disclosed, the primary driver of sales increases for the Company is the increased sales volume driven by the addition of new sales leaders and the retention of existing sales leaders. Note that “Sales leaders” is the umbrella term that the Company uses for its Distributors who have attained the level of Supervisor and its sales employees in China, where a different selling model is employed, as more fully discussed on page 49.

The Company has previously disclosed, and will continue to disclose, where relevant, in future filings, the general connection between changes in net sales and retention of supervisors and recruitment and retention of distributors. Specifically, on page 50 of the 2007 Form 10-K the Company states “increases in our sales are driven primarily by our retention of supervisors and by our recruitment and retention of distributors, rather than through increases in the productivity of our overall supervisor base.” This connection is also disclosed specifically in the context of the sales increase in 2007 (exclusive of the impact of foreign currency translation which is discussed on a region by region basis, starting on page 54) on page 53 under the heading Net Sales. Specifically, The Company disclosed this concept as a primary factor in net sales fluctuations by stating: “Changes in net sales are directly associated with the recruiting and retention of our distributor force... ”. Therefore the addition of new sales leaders and the retention of existing sales leaders is the focus of the Company’s explanations of net sales changes in the period covered by the 2007 10-K. By including discussions of new Supervisor growth or decline and the motivation and enthusiasm of the Supervisor base as the primary drivers of net sales in each the regional net sales discussions starting on page 54, the Company believes it has disclosed the basis for the overall increase in net sales. As a result, when discussing net sales trends in the 2007 Form 10-K and generally in its filings, the Company emphasizes the trend in new sales leaders and the retention of distributors when discussing net sales as we believe this is the primary driver of net sales fluctuations.

In summary, the Company has considered the guidance provided by Item 303(a)(3)(iii) of Regulation S-K and believes that the Company has followed this guidance by providing significant information on what management believes are the true drivers of net sales changes as noted above. Consequently, the Company believes that the disclosure included in the 2007 Form 10-K is appropriate and adequate for investors to understand sales trends in its business.

2	Contingencies, page 67

We note that you reached a settlement in a class action lawsuit, Mey v. Herbalife International, Inc. Please expand your disclosure of the terms of the settlement including the amount paid to settle this lawsuit.

Response:

The Company notes the Staff’s comment, and in response thereto, respectfully advises the Staff of the details of this court-approved settlement. As noted in the 2007 Form 10-K, the case, Mey v. Herbalife International, Inc et al, involved alleged violations of applicable law by several of the Company’s independent distributors for which the plaintiffs attempted to hold the Company vicariously liable. While the Company did not believe it was in any way liable, a settlement was reached to avoid what was expected to be potentially costly litigation. As disclosed in the 2007 Form 10-K, the total settlement payments to be made by all defendants was $7 million. A total of $5 million was paid into the class settlement fund by the Company consisting of $1.75 million from the Company’s funds and $3.25 million from the Company’s insurance carriers. The remaining $2 million was paid by the independent distributor defendants and their insurance carriers. In addition the Company contributed an additional $0.25 million to ensure more extensive publication of the settlement, resulting in a total Company expense of $2 million. As previously disclosed, the amount paid by the Company was previously fully reserved in the Company’s financial statements.

The Company feels that the disclosure of the settlement terms included in the 2007 Form 10-K was appropriate under SFAS 5 because it informed investors of the potential exposure and impact of the settlement. The settlement was also not material to the Company under the quantitative guidance of Item 103 of Regulation S-K, which provides that no information need be given in respect of any proceeding that “involves primarily a claim for damages if the amount involved, exclusive of interest and costs, does not exceed 10 percent of the current assets of the registrant and its subsidiaries on a consolidated basis.” The Company’s current assets were $487 million as of December 31, 2007. Therefore further disclosure of the settlement details was not required. This legal action, under this set of statutes, is non-recurring to the Company and therefore the Company believes that its disclosure in the 2007 Form 10-K was appropriate and adequate.

* * * * *
     We hope this response has addressed all of Staff’s concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours, HERBALIFE LTD.
By:
Richard P. Goudis
Chief Financial Officer Herbalife Ltd.